SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

                                                                                                                (Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2011

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 1-11299

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
(Full title of the plan)

Issuer of Securities held pursuant to the Plan is
ENTERGY CORPORATION
639 Loyola Avenue
New Orleans, Louisiana  70113
(Address of principal executive office)

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES

Table of Contents

		Page Number

(a)	Report of Independent Registered Public Accounting Firm	2

(b)	Financial Statements:

	Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010	3

	Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2011	4

	Notes to Financial Statements as of December 31, 2011 and 2010, and for the Year Ended December 31, 2011	5

(c)	Supplemental Schedule:

	Form 5500, Schedule H, Part IV, Question 4i—Schedule of Assets (Held at End of Year) as of December 31, 2011	20

	Form 5500, Schedule H, Part IV, Question 4a—Schedule of Delinquent Participant Contributions as of December 31, 2011	21

Note:  All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

(d)	Signature	22

(e)	Exhibit:

	Consent of Independent Registered Public Accounting Firm	23

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the
Savings Plan of Entergy Corporation and Subsidiaries

We have audited the accompanying statements of net assets available for benefits of the Savings Plan of Entergy Corporation and Subsidiaries (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of assets (held at end of year) and delinquent participant contributions as of December 31, 2011 are presented for the purpose of additional analysis and are not required as part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplementary information by fund in the statement of changes in net assets available for benefits for the year ended December 31, 2011 is also presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds and is not a required part of the financial statements.  The supplemental schedules and supplementary information by fund are the responsibility of the Plan's management.  Such supplemental schedules and supplementary information by fund have been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

New Orleans, Louisiana
June 28, 2012

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2011 and 2010

	December 31,
	2011	2010
INVESTMENTS:
Plan interest in Master Trust, at fair value	$2,716,066,017	$2,689,433,408

RECEIVABLES:
Notes receivable from participants	44,818,069	46,342,209
Employer contribution	629,623	617,532
Participant contribution	1,602,856	1,544,820

Total receivables	47,050,548	48,504,561

Net Assets Reflecting all Investments, at fair value	2,763,116,565	2,737,937,969

Adjustments from fair value to contract value
for fully benefit-responsive investment contracts	(15,692,569)	(12,630,142)

Net Assets Available for Benefits	$2,747,423,996	$2,725,307,827

See Notes to Financial Statements.

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2011

	Supplemental Information

	Participant	Non-Participant
	Directed	Directed	Total
Additions to Net Assets attributed to:
Plan interest in Master Trust investment income	$39,146,886	$20,865,033	$60,011,919

Interest income on notes receivable from participants	2,231,160	-	2,231,160

Contributions:
Participant	112,110,685	-	112,110,685
Employer - net of forfeitures	40,242,678	-	40,242,678
Total contributions	152,353,363	-	152,353,363

Total additions	193,731,409	20,865,033	214,596,442

Deductions from Net Assets attributed to:
Payments to participants or beneficiaries	176,498,398	15,945,240	192,443,638
Loan and brokerage fees	36,635	-	36,635
Total deductions	176,535,033	15,945,240	192,480,273

Net increase before transfers	17,196,376	4,919,793	22,116,169

Transfers:
Interfund transfers	11,098,529	(11,098,529)	-

Net increase (decrease) in Net Assets	28,294,905	(6,178,736)	22,116,169

Net Assets Available for Benefits:
Beginning of Year	2,427,321,480	297,986,347	2,725,307,827
End of Year	$2,455,616,385	$291,807,611	$2,747,423,996

See Notes to Financial Statements.

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
Notes to Financial Statements
As of December 31, 2011 and 2010, and for the Year Ended December 31, 2011

Note 1.   General Description of the Plan

The following description of the Savings Plan of Entergy Corporation and Subsidiaries (the Entergy Savings Plan) is provided for general information only.  The Entergy Savings Plan participants should refer to the Savings Plan of Entergy Corporation and Subsidiaries Plan Document, as amended, as well as the Summary Plan Description and summaries of material modifications for a more complete description of the Entergy Savings Plan's provisions.

General:  The Entergy Savings Plan is a defined contribution plan of Entergy Corporation and Subsidiaries, collectively the Entergy System Companies, subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).  The ERISA provisions set forth the requirements for participation, vesting of benefits, fiduciary conduct for administering and handling of assets, and disclosure of Entergy Savings Plan information.

The Entergy Savings Plan constitutes two types of plans qualified under Internal Revenue Code Section 401(a) as follows:

•	A profit sharing plan with a cash or deferred arrangement that satisfies applicable requirements for qualification and exemption under Internal Revenue Code Section 401(k); and
•	A stock bonus plan which constitutes an Employee Stock Ownership Plan (ESOP), as defined in Internal Revenue Code Section 4975(e)(7).

The Entergy Savings Plan is administered by the Employee Benefits Committee.  The chairman of the Employee Benefits Committee, who is appointed by the Personnel Committee of the Board of Directors of Entergy Corporation, appoints members to the Employee Benefits Committee.

Plan amendments in 2011:  The Entergy Savings Plan was amended on December 15, 2011 to (i) provide that Entergy employees hired or rehired on or after January 1, 2012 who are eligible to participate in the Entergy Savings Plan will be enrolled automatically in the Entergy Savings Plan, effective as of the first day of the full pay period which occurs as soon as administratively possible following 90 calendar days after the latest of the employee’s employment commencement date, rehire date, date which the employee first becomes eligible for the Entergy Savings Plan or the date a suspension for hardship ends if the employee first becomes eligible for the Entergy Savings Plan during the suspension, unless prior to automatic enrollment the employee affirmatively enrolls in the Entergy Savings Plan or affirmatively declines to enroll in the Entergy Savings Plan, (ii) provide that the automatic enrollment feature will not apply to an employee who is included in a collective bargaining unit covered by a collective bargaining agreement unless agreed to by the applicable bargaining representative, (iii) provide that participants automatically enrolled in the Entergy Savings Plan will have before-tax contributions of 6% of their eligible earnings deducted from their paychecks, and (iv) provide that participants who are automatically enrolled in the Entergy Savings Plan may elect at any time to change their percentage contribution rate or stop making contributions to the Entergy Savings Plan.

The significant provisions of the Entergy Savings Plan, including the effect of these amendments, are described throughout this note.

Trustee:  The Entergy Savings Plan utilizes T. Rowe Price Trust Company (Trustee) as its Trustee and T. Rowe Price Retirement Plan Services, Inc. as its recordkeeper and provider of other administrative services.  The Entergy Savings Plan's investment options, which, except for the Entergy Stock Fund, the Vanguard Institutional Index Fund, and TradeLink Participant-Directed Brokerage Accounts, are managed by its Trustee or affiliates of its Trustee, are:

•	Entergy Stock Fund
•	Entergy Stable Income Fund
•	Vanguard Institutional Index Fund
•	T. Rowe Price Balanced Fund
•	T. Rowe Price Overseas Stock Fund
•	T. Rowe Price Equity Income Trust
•	T. Rowe Price Blue Chip Growth Trust
•	T. Rowe Price New Horizons Trust
•	T. Rowe Price Bond Trust I
•	T. Rowe Price Retirement 2005 Fund
•	T. Rowe Price Retirement 2010 Fund
•	T. Rowe Price Retirement 2015 Fund
•	T. Rowe Price Retirement 2020 Fund
•	T. Rowe Price Retirement 2025 Fund
•	T. Rowe Price Retirement 2030 Fund
•	T. Rowe Price Retirement 2035 Fund
•	T. Rowe Price Retirement 2040 Fund
•	T. Rowe Price Retirement 2045 Fund
•	T. Rowe Price Retirement 2050 Fund
•	T. Rowe Price Retirement 2055 Fund
•	T. Rowe Price Retirement Income Fund
•	TradeLink Participant-Directed Brokerage Accounts

In addition, the Trustee manages the participant loan fund which is discussed below.

Eligibility:                   The Entergy Savings Plan is available to participating Entergy System Company employees as soon as administratively practicable following the employee's employment commencement date.

Contributions:  The Entergy Savings Plan contributions made by or on behalf of participants are deposited with the Trustee.  Participants may elect to contribute, through payroll deductions, up to a total of 6% of their eligible earnings each pay period (basic contributions) for which the employing Entergy System Company will make matching contributions.  Participants may make supplemental contributions up to an additional 24% of their eligible earnings each pay period for which there are no matching contributions.  Basic and supplemental contributions may be made on a before-tax basis (before-tax deferral contributions), an after-tax basis, or a combination of both.  Contributions are subject to certain Internal Revenue Code (IRC) limitations.  The before-tax deferral contribution dollar limit for the calendar year 2011 was $16,500 per participant.  The overall annual limit for 2011 for before-tax, after-tax, and company matching contributions was the lesser of 100% of the employee’s compensation for the year or $49,000.  Participants who are age 50 and over at the end of the calendar year may make catch-up deferral contributions.  The dollar limit for catch-up deferral contributions for the calendar year 2011 was $5,500.  Based on nondiscrimination testing provisions under the Entergy Savings Plan, contributions made by highly paid employees may be limited based on the average contribution rate of non-highly paid employees.

The employing Entergy System Company's matching contribution is equal to 70% of the participant's basic contribution for all participants who are non-bargaining employees and for those participants who are bargaining unit employees whose applicable collective bargaining agreement so provides.

Employer matching contributions shall not be made with respect to (i) catch-up deferral contributions and (ii) deferral contributions that were initially designated by the participant as catch-up deferral contributions, but are subsequently determined not to be catch-up deferral contributions.

The Entergy Savings Plan provides that certain amounts that originated from an employee benefit plan qualified under Section 401(a) or 403(a) of the Internal Revenue Code of 1986, as amended (the Code), under an annuity contract described in Section 403(b) of the Code, under an eligible plan described in Section 457(b) of the Code or under an individual retirement account or annuity described in Section 408(a) or 408(b) of the Code may be accepted under the Entergy Savings Plan as a direct rollover or an participant rollover contribution.  The Entergy Savings Plan does not accept direct rollovers or participant rollover contributions of distributions from a Roth IRA or Roth 401(k) account.

Investments:  Participant contributions and employer matching contributions are invested as directed by participants in accordance with the Entergy Savings Plan's investment options.  Participant contributions and employer matching contributions not directed to specific investment options by the participant are invested by the Trustee in one of the following T. Rowe Price Retirement Funds designated as the Entergy Savings Plan’s Qualified Default Investment Alternatives, based on the year the participant was born:

•	T. Rowe Price Retirement 2005 Fund
•	T. Rowe Price Retirement 2010 Fund
•	T. Rowe Price Retirement 2015 Fund
•	T. Rowe Price Retirement 2020 Fund
•	T. Rowe Price Retirement 2025 Fund
•	T. Rowe Price Retirement 2030 Fund
•	T. Rowe Price Retirement 2035 Fund
•	T. Rowe Price Retirement 2040 Fund
•	T. Rowe Price Retirement 2045 Fund
•	T. Rowe Price Retirement 2050 Fund
•	T. Rowe Price Retirement 2055 Fund

The value of investments may fluctuate with changes in market conditions.  The amount of risk varies based on the fund's investment goals and composition.  Participants should realize the risk associated with each investment when determining how to invest their contributions.

Participants can change the investment direction for future participant contributions and employer matching contributions or reallocate the investment of the existing balance in their participant account at any time, subject to T. Rowe Price’s excessive trading guidelines.

Participant accounts:  Each participant's account is credited with the participant's contributions and employer matching contributions.  As of the close of each business day, participant account balances are updated to reflect account activity and investment fund values.  Dividends and interest payments on investments held in the participant’s account are generally reinvested in the fund that generated the dividends and interest payments.  A dividend pass-through feature under the Entergy Savings Plan allows participants who have amounts invested in the Entergy Stock Fund to elect to have dividends on Entergy Corporation common stock paid directly to them instead of being reinvested in the Entergy Stock Fund.

Vesting:  Participants are fully vested at all times in the total value of their participant account under the Entergy Savings Plan.

In-service withdrawals:  While employed, participants may, with certain restrictions, withdraw all or a portion of the value of their basic and supplemental after-tax contributions, rollover contributions, and System Individual Retirement Accounts.  Some employees also may withdraw all or part of their company matching contribution accounts, subject to certain restrictions and limitations.  Withdrawals may be subject to a 10% premature distribution tax unless the participant is age 59-1/2 or older.  A participant who has attained age 59-1/2 may withdraw all or a portion of the value from all sources in the Entergy Savings Plan.  A participant may also apply for a hardship withdrawal from his before-tax deferral contributions if the participant satisfies certain financial hardship withdrawal criteria.

Loans to participants:  The Entergy Savings Plan has a loan provision whereby participants who are actively employed may borrow an amount, with a minimum of $1,000, from their eligible account up to a maximum of 50% of the balance of their account or $50,000, whichever is less.  The amount borrowed is deducted from the participant's eligible account and repaid with interest based on the prime rate as published in the Wall Street Journal, plus 1% in accordance with an established schedule.  The loan must be repaid within 4-1/2 years, or 20 years if for the acquisition of the participant's primary residence.  If a participant with an outstanding loan separates from service, the remaining principal balance of the loan is treated as a taxable distribution to the participant unless the amount is repaid in full within a specified period from the date of separation.

Payment of benefits:  Participants become eligible to receive a single-sum distribution of the entire vested value of the participant's Entergy Savings Plan accounts upon termination of employment, retirement, disability, or death.  There are certain provisions regarding deferral of distributions; installment distributions for terminated participants, retirees, and disabled participants; minimum account balances; and mandatory distributions.

Generally, there are tax consequences associated with receiving a distribution from the Entergy Savings Plan, unless the taxable portion is rolled over to an individual retirement account, another retirement plan account, or eligible plan which qualifies under Sections 401(a), 403(a), 403(b), 408(a), 408(b), or 457(b) of the Internal Revenue Code.  Additionally, a 10% penalty tax for early withdrawal applies, unless the distribution is received after age 59-1/2 or the participant satisfies one of certain other exemptions of the Code to such tax.

Inactive accounts:  Terminated participants and beneficiaries with an account balance greater than $5,000 (excluding rollovers) are allowed, under the provisions of the Entergy Savings Plan, to defer receipt of their vested account balance until distributions are required to begin under the provisions of Section 401(a)(9) of the Code.  In addition, the Entergy Savings Plan includes provisions for terminated participants and beneficiaries to elect to receive benefits in the form of installment payments.  The amount distributed to such participants was $446,985,194 at December 31, 2011 and $423,530,992 at December 31, 2010.

Forfeiture accounts:  Company matching contributions which matched a distributed excess deferral contribution are forfeited and credited to the Entergy Savings Plan’s forfeiture account.  Forfeitures may, at the election of the Employee Benefits Committee, be applied toward plan administration expenses or applied to reduce employer matching contributions.  The forfeiture account totaled approximately $59,407 as of December 31, 2011 and $363,185 as of December 31, 2010.  During 2011 and 2010, administrative expenses of $10,777 and $165,216, respectively, were paid out of the forfeiture account.

Note 2.  Summary of Significant Accounting Policies

Basis of presentation:  The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of estimates in the preparation of financial statements:  The preparation of the Entergy Savings Plan financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect reported amounts in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits, such as those regarding fair value.  Adjustments to the reported amounts may be necessary in the future to the extent that future estimates or actual results are different from the estimates used in the financial statements.

New accounting pronouncements:  In May 2011, the Financial Accounting Standards Board (FASB) issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends ASC 820.  ASU 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2.  In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements.  The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs.  The new guidance is effective for reporting period beginning after December 15, 2011.  The adoption will not have a material effect on the Entergy Savings Plan’s financial statements.  Plan management has not determined the impact on the disclosures in the financial statements.

Master Trust:  The Entergy Savings Plan investments are held in a bank-administered trust (Master Trust) established by Entergy Corporation and maintained by the Trustee.  The Entergy Savings Plan maintains an undivided beneficial interest in each of the investment accounts of the Master Trust.  Use of the Master Trust permits the commingling of the trust assets of the savings plans of Entergy Corporation and its subsidiaries for investment and administrative purposes.

Investment valuation:  Cash and cash equivalents are valued at cost plus accrued interest which approximates fair value.  Common stock and treasury fixed income securities are stated at their fair value as determined by quoted market prices on the valuation date.  Shares of mutual funds are valued at quoted market prices.  Common trust funds are stated at fair value based on a net asset value per share as determined by the issuer of the trust fund based on the fair value of the underlying investments.  Fixed income debt securities (corporate, government, and securitized) are valued based on inputs such as benchmark yield, reported trades, broker/dealer quotes, and issuer spreads.

The Master Trust holds investments in fully benefit-responsive investment contracts, including guaranteed investment contracts (GICs), synthetic investment contracts (SICs), and separate account contracts (SACs), as part of the Entergy Stable Income Fund.  The GICs, SICs, and SACs are discussed in detail below (Note 4).  In determining estimated fair value for the GICs, a theoretical fair value is calculated by discounting expected future contract cash flows at the estimated year-end market yields for similar investments.  GIC fair value reflects interest accrued on the contract, assuming the contract is held to maturity and, therefore, not subject to any adjustments that could be assessed by the issuer for certain types of withdrawals or early surrender by the trust.  The estimated fair values of the underlying assets of the SICs and SACs are presented at estimated fair value as determined by quoted market prices on the valuation date.  The estimated fair value of the GICs, SICs, and SACs are presented in the investments of the Master Trust table (Note 5) and then adjusted to contract value.

In accordance with accounting guidance on reporting of fully benefit-responsive investment contracts held by certain investment companies subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, the statements of net assets available for benefits presents investment contracts at fair value, as well as an additional line item showing an adjustment for fully benefit-responsive contracts from fair value to contract value.  The statement of changes in net assets available for benefit is presented on a contract value basis and is not affected by the accounting guidance.

Notes receivable from participants:  Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on notes receivable from participants is recorded on the accrual basis.

Administrative expenses:  Administrative expenses are paid from forfeitures and any administrative budget account.  To the extent administrative expenses are not paid from these two accounts they are paid by the participating Entergy System Companies.

Risks and uncertainties:  The Entergy Savings Plan utilized various investment instruments, including common stock, mutual funds, and investment contracts.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the financial statements.  There are no reserves against the contract values of the GICs, SICs, or SACs for credit risk of the contract issuers or otherwise.  Investment objective and guidelines addressing investment diversification, quality, maturity, and performance standards prescribed to mitigate the potential credit risk have been established for the Entergy Savings Plan.

Payment of benefits:  Benefits payable for terminations and withdrawals are recorded when paid.  This accounting method differs from that required in the Internal Revenue Service and Department of Labor Form 5500 (Form 5500), which requires benefits payable to be accrued and charged to net assets in the period the liability arises.  Refer to Note 9 to the Financial Statements for the reconciliation to the Form 5500.

Income recognition:  The difference in fair value of the assets in the Master Trust from one period to the next is recognized and included in investment income in the accompanying Statement of Changes in Net Assets Available for Benefits.  The investment income also includes realized gains and losses.

Purchases and sales of securities within the Master Trust are accounted for on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Entergy Savings Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Note 3.   Fair Value Measurements

The Master Trust classifies its investments as follows:

•
Level 1 - Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access at the measurement date.  Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•
Level 2 - Level 2 inputs are inputs other than quoted prices included in level 1 that are, either directly or indirectly, observable for the asset or liability at the measurement date.  Assets are valued based on prices derived by an independent party that uses inputs such as benchmark yields, reported trades, broker/dealer quotes, and issuer spreads.  Prices are reviewed and can be challenged with the independent parties and/or overridden by Entergy Corporation if it is believed such would be more reflective of fair value.  Level 2 inputs include the following:

o	quoted prices for similar assets or liabilities in active markets;
o	quoted prices for identical or similar assets or liabilities in inactive markets;
o	inputs other than quoted prices that are observable for the asset or liability; or
o	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If an asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 - Level 3 refers to securities valued based on significant unobservable inputs.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.  The following table sets forth by level within the fair value hierarchy a summary of the Master Trust's investments measured at fair value on a recurring basis at December 31, 2011.

	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$77,351,588	$-	$-	$77,351,588
Common stock	559,024,800	-	-	559,024,800
Mutual funds	885,358,826	-	-	885,358,826
Common trust funds	-	811,673,041	-	811,673,041
Guaranteed investment contracts	-	40,652,305	-	40,652,305
Synthetic investment contracts:
Cash	3,636,460	-	-	3,636,460
Fixed income securities	38,506,067	187,109,423	-	225,615,490
Separate account contracts:
Cash	1,283,874	-	-	1,283,874
Fixed income securities	19,725,570	87,983,963	-	107,709,533
Brokerage accounts:
Mutual funds	58,002,850	-	-	58,002,850
Total	$1,642,890,035	$1,127,418,732	$-	$2,770,308,767

For the year ended December 31, 2011, there were no significant transfers in or out of Levels 1, 2, or 3.

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust's investments measured at fair value on a recurring basis at December 31, 2010.

	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$47,619,214	$-	$-	$47,619,214
Common stock	546,232,254	-	-	546,232,254
Mutual funds	982,318,993	-	-	982,318,993
Common trust funds	-	743,344,420	-	743,344,420
Guaranteed investment contracts	-	33,935,223	-	33,935,223
Synthetic investment contracts:
Cash	18,596,942	-	-	18,596,942
Fixed income securities	31,224,079	169,829,129	-	201,053,208
Separate account contracts:
Cash	1,096,412	-	-	1,096,412
Fixed income securities	16,597,011	81,402,005	-	97,999,016
Brokerage accounts:
Mutual funds	64,898,972	-	-	64,898,972
Total	$1,708,583,877	$1,028,510,777	$-	$2,737,094,654

For the year ended December 31, 2010, there were no significant transfers in or out of Levels 1, 2, or 3.

Assets included in Level 2 include common trust funds.  The common trust funds are issued by T. Rowe Price and hold investments in accordance with stated objectives.  The fair values of the common trust funds are estimated using the net asset value per share of the trust funds that are determined by the issuer of the trust fund based on the fair value of the underlying investments.  These common trust funds include: T. Rowe Price Equity Income Trust, which employs a value-oriented investment approach focusing on companies with an above-average dividend yield; T. Rowe Price Blue Chip Growth Trust, which focuses on "blue chip" companies with leading market positions, seasoned management teams, strong financial conditions, and above-average growth and profitability; T. Rowe Price New Horizons Trust, which invests primarily in a diversified group of small, emerging growth companies, preferably early in the corporate life cycle before a company becomes widely recognized by the investment community; T. Rowe Price New Horizons Trust may also invest in companies that offer the possibility of accelerating earnings growth because of rejuvenated management, new products, or structural changes in the economy; T. Rowe Price Bond Trust I, which invests at least 80% of assets in income producing investment-grade debt securities at various credit quality levels to achieve a higher yield; and T. Rowe Price Stable Value Common Trust Fund, which is held by the Entergy Stable Income Fund and invests in investment contracts that are designed to provide principal stability and a competitive yield.  Plan participants may reallocate their Savings Plan accounts among the Savings Plan’s available investment options, including the common trust funds, at any time, subject to T. Rowe Price’s excessive trading guidelines.

Note 4.   Investment Contracts With Insurance Companies

The Entergy Stable Income Fund of the Master Trust invests in a diversified portfolio of GICs, SICs, and SACs issued by insurance companies and other financial institutions. All investment contracts held by the Master Trust are affected directly between the Master Trust and the issuer of the contract and are non-transferable.  In the case of the SICs, the Trustee is also a party to the contract.  The issuer of the GICs accepts a deposit from the plan and purchases investments, which are held by the issuer.  The issuer is contractually obligated to repay principal and interest at the stated coupon rate to the trust and guarantees liquidity at contract value prior to maturity for permitted participant-initiated withdrawals from the trust.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  SICs are similar to GICs except that the underlying assets of a SIC are placed in a trust with ownership by the Master Trust and a financially responsible third party issues a wrapper contract.  The issuer of the wrapper contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying assets, in order to fund routine permitted participant-initiated withdrawals.  SICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrapper contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero.  In most synthetic structures, realized and unrealized gains and losses on the underlying investments typically are not reflected immediately in the net assets of the trust, but rather are amortized either over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.  The degree of any increase or decrease in the crediting rate will depend in part on the amount of the contract/market value difference as well as the duration and yield of the trust’s portfolio.  The crediting rate may also be affected by increases and decreases in the amount of assets underlying a wrapper contract resulting from participant-initiated unitholder contributions to and withdrawals from the trust.  SACs share certain attributes of both traditional and synthetic investment contracts.  The issuer of the SACs guarantee liquidity at contract value for permitted participant-initiated withdrawals from the trust and provides for a variable crediting rate, not less than zero, based on performance of an underlying portfolio of investments.  The issuer accepts a deposit of cash and/or securities from the trust to create the underlying fixed income portfolio.  The underlying portfolio holdings are owned by the issuer, but are required to be segregated in a separate account and are designed to be protected from the claims of the issuer’s general creditors in the event of issuer insolvency.

	2011	2010
Average yields on investment contracts:
Based on annualized earnings (1)	2.43%	3.13%
Based on interest rate credited to participants (2)	2.58%	3.45%

(1) Computed by dividing annualized one-day investment earnings of the contract on the last day of the plan year by the investment fair value on the same date. Investment earnings for GICs are actual interest credited to participants.

(2) Computed by dividing annualized one-day earnings credited to participants on the last day of the plan year by the investment fair value on the same date.

The weighted average interest crediting rate (the contract value yield) for the GICs, SICs, and SACs was approximately 3.14% for 2011 and 3.98% for 2010.  The crediting interest rates varied from 0.6% - 4.3% as of December 31, 2011 and from 0.8% - 5.3% as of December 31, 2010.

The existence of certain conditions can limit the Master Trust's ability to transact at contract value with the issuers of its investment contracts.  Specifically, any event outside the normal operation of the plan which causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal.  Such events include, but are not limited to, partial or complete legal termination of the plan, tax disqualification, certain plan amendments if issuers' consent is not obtained, improper communication to participants, group terminations, group layoffs, early retirement programs, mergers, sales, spin-offs, and bankruptcy.  In addition, the issuers of the investment contracts have certain rights to terminate a contract and settle at an amount which differs from contract value, including, but not limited to, breaches by the plan or the investment manager of their obligations, representations, or warranties under the terms of the contract.  Trustee management is not aware of the occurrence of any event outside the normal operation of the plan which is probable to cause a withdrawal from an investment contract at less than contract value.

Note 5.   Interest in Master Trust

Use of the Master Trust permits the commingling of the trust assets of the savings plans of Entergy Corporation and its subsidiaries for investment and administrative purposes.  Although assets are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of recording the equity in net earnings (losses) and the administrative expenses of the investment accounts to the participating plans as well as to individual participant accounts.  Equity in an investment account's net earnings is comprised of interest and dividends and realized and unrealized investment gains and losses.  As of December 31, 2011 and 2010, the Entergy Savings Plan's interest in the net assets of the Master Trust was approximately 98% for both years.

The fair values of the Master Trust's investments as of December 31, 2011 and 2010 are as follows:

	2011	2010

Cash and cash equivalents	$77,351,588	$47,619,214
Common stock*	559,024,800	546,232,254
Mutual funds	885,358,826	982,318,993
Common trust funds	811,673,041	743,344,420
Guaranteed investment contracts	40,652,305	33,935,223
Synthetic investment contracts	229,251,950	219,650,150
Separate account contracts	108,993,407	99,095,428
Brokerage accounts	58,002,850	64,898,972
Total fair value of investments in the Master Trust	2,770,308,767	2,737,094,654
Adjustment from fair value to contract value for fully benefit- responsive investment contracts	(15,859,737)	(12,747,681)
Investments in the Master Trust	$2,754,449,030	$2,724,346,973

*The common stock consists entirely of Entergy Corporation common stock.  As of December 31, 2011 and 2010, $291,807,611 and $297,986,347, respectively, of the Entergy Corporation common stock is presented as non-participant directed on the statement of changes in net assets available for benefits because at the time the contributions were made, the investments were non-participant directed and the contributions were directed by the Entergy Savings Plan to be invested in Entergy Corporation common stock.  Effective as of January 1, 2007, all investments in Entergy Corporation common stock became eligible for immediate diversification which means any investment in Entergy Corporation common stock in a participant’s account may be redirected by the participant to another investment option offered by the Entergy Savings Plan.

Dividend and interest income and net realized and unrealized appreciation of investments in the Master Trust for the year ended December 31, 2011 are summarized as follows:

Dividend and interest income:

Common stock**	$23,603,247
Mutual funds	18,743,452
$42,346,699

Net realized and unrealized appreciation (depreciation) of investments:

Common stock**	$16,811,561
Mutual funds	(25,595,619)
Common trust funds	21,906,192
Guaranteed investment contracts	674,227
Separate account contracts	3,331,501
Synthetic investment contracts	8,134,712
Brokerage accounts	(7,716,424)
$17,546,150

**The common stock consists entirely of Entergy Corporation common stock.  For the year ended December 31, 2011, $12,671,052 in dividend and interest income and $8,197,446 net realized and unrealized depreciation of investments is presented as non-participant directed on the statement of changes in net assets available for benefits because at the time the contributions were made the investments were non-participant directed and the contributions were directed by the Entergy Savings Plan to be invested in Entergy Corporation common stock.  Effective as of January 1, 2007, all investments in Entergy Corporation common stock became eligible for immediate diversification which means any investment in Entergy Corporation common stock in a participant’s account may be redirected by the participant to another investment option offered by the Entergy Savings Plan.

Note 6.  Tax Status

The Internal Revenue Service has determined that the Entergy Savings Plan is in compliance with the applicable requirements of the Internal Revenue Code of 1986 as amended.  The most recent favorable determination letter relating to the Entergy Savings Plan (as amended and restated effective January 1, 2008) is dated April 29, 2010.  Entergy Corporation, as Plan Sponsor, believes that subsequent amendments to the Entergy Savings Plan are in compliance with the requirements of the Code.  Accordingly, no provisions for federal income taxes have been made in the accompanying financial statements.

The Entergy Savings Plan administrator (the Plan Administrator) believes that, to the best of its knowledge, the Entergy Savings Plan has not taken any uncertain tax positions that are not “more likely than not” sustainable upon examination by the IRS.  The Plan Administrator believes that the Entergy Savings Plan is no longer subject to IRS examinations for years prior to 2008, except for qualification issues.

Note 7.  Entergy Savings Plan Termination

Although they have not expressed any intent to do so, the participating employers have the right under the Entergy Savings Plan to discontinue their contributions at any time and the Entergy Corporation Board of Directors (the Board) or the Personnel Committee of the Board has the right to terminate the Entergy Savings Plan subject to the provisions of ERISA.  In the event that the Entergy Savings Plan is terminated, subject to conditions set forth in ERISA, the Entergy Savings Plan provides that all participants will be fully vested and the net assets of the Entergy Savings Plan will be distributed to participants in proportion to their respective vested interests in such net assets at that date.

Note 8.  Related Party Transactions

Certain of the Master Trust investments are shares in funds managed by the Trustee and, therefore, these investments and investment transactions qualify as exempt party-in-interest transactions.  Fees paid by the Master Trust to the Trustee for investment management services were $5,000 and $4,989 for the years ended December 31, 2011 and 2010, respectively.

As the Master Trust holds common stock of Entergy Corporation as an investment, these investments and investment transactions also qualify as exempt party-in-interest transactions.  The year-end market price of Entergy Corporation common stock was $73.05 per share at December 31, 2011 and $70.83 per share at December 31, 2010.

Note 9.  Reconciliation to Form 5500

As of December 31, 2011 and December 31, 2010, the Entergy Savings Plan had approximately $362,000 and approximately $352,000, respectively, of pending distributions to participants withdrawing all or a portion of their investments from the Entergy Savings Plan.  These amounts are recorded as a liability in the Entergy Savings Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits, which is in accordance with accounting principles generally accepted in the United States of America.

In accordance with the accounting guidance on reporting of fully benefit-responsive investment contracts explained above in Note 2, the Statement of Net Assets Available for Benefits as of December 31, 2011 and 2010 presents the Entergy Savings Plan's interest in the Master Trust at fair value and also includes an adjustment from fair value to contract value for fully benefit-responsive investment contracts.  The Entergy Savings Plan's Form 5500 Schedule H reports the fair value for fully benefit-responsive investment contracts.  The adjustment for the difference in the contract value and the fair value for such contracts is reflected in the table below.

As of December 31, 2011 and 2010, the Entergy Savings Plan’s net assets available for benefits include participant loans treated as deemed distributions during the plan year; however, these amounts are not reported on the Entergy Savings Plan’s Form 5500 as part of the assets of the plan at the end of the plan year.

The following reconciles the net assets available for benefits, per the financial statements to the net assets per the Entergy Savings Plan Form 5500 as of December 31, 2011 and 2010:

	Net Assets Available for Benefits
	2011	2010
Net assets available for benefits, per the financial statements	$2,747,423,996	$2,725,307,827
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	15,692,569	12,630,142
Participant loans treated as deemed distributions, including accrued interest	(271,927)	(260,833)
Total assets per Form 5500, at fair value	2,762,844,638	2,737,677,136

Benefit claims payable liability	(361,938)	(351,996)
Net Assets per Form 5500	$2,762,482,700	$2,737,325,140

The following reconciles the increase in net assets on the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2011 to the net income on the Entergy Savings Plan Form 5500 for the year ended December 31, 2011:

Increase in net assets per the financial statements	$22,116,169
Reverse: Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(12,630,142)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	15,692,569
Reverse: Prior year benefit claims payable liability	351,996
Benefit claims payable liability	(361,938)
Reverse: Prior year participant loans treated as deemed distributions, including accrued interest	260,833
Participant loans treated as deemed distributions, including accrued interest	(271,927)
Net income per the Form 5500	$25,157,560

Note 10.  Subsequent Events

Effective March 1, 2012, the Employee Benefits Committee exercised its discretion and authority to replace the T. Rowe Price Overseas Stock Fund with the T. Rowe Price International Core Equity Trust A.

Attachment to 2011 Form 5500, Schedule H, Question 4i

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
Schedule of Assets (Held at End of Year)
As of December 31, 2011
Plan Sponsor: Entergy Corporation

	Interest	Maturity		Current
Description	Rate	Date	Cost	Value

Loans to participants*
(Bearing interest rates of prime +1% with terms of up to 20 years)	4.25% - 10.5%	01/14/2012-12/01/2031**	N/A	$44,546,142

   * Party-in-interest

  ** Net of $271,927 in deemed loan distributions

 Attachment to 2011 Form 5500, Schedule H, Question 4a

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
Schedule of Delinquent Participant Contributions
As of December 31, 2011
Plan Sponsor: Entergy Corporation

	Total That Constitute Nonexempt Prohibited Transactions			Total Fully Corrected under
Participant Contributions Transferred Late to the Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	VFCP and PTE 2002-51

	$ -	$ 209,762	$ -	$ -

SIGNATURE

The Entergy Savings Plan.  Pursuant to the requirements of the Securities and Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES

By: /s/Alyson M. Mount Alyson M. Mount Senior Vice President and Chief Accounting Officer of Entergy Corporation

Dated:  June 28, 2012

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-168664 on Form S-8 and Post Effective Amendments No. 3 and 5A on Form S-8 and their related prospectuses to Registration Statement No. 33-54298 on Form S-4 of our report dated June 28, 2012, relating to the financial statements and supplemental schedules of the Savings Plan of Entergy Corporation and Subsidiaries, appearing in this Annual Report on Form 11-K of the Savings Plan of Entergy Corporation and Subsidiaries for the year ended December 31, 2011.

/s/ DELOITTE & TOUCHE LLP

New Orleans, Louisiana
June 28, 2012